Lia Der Marderosian

+1 617 526 6982 (t)

+1 617 526 5000 (f)

lia.dermarderosian@wilmerhale.com

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Verve Therapeutics, Inc.

500 Technology Square, Suite 901

Cambridge, MA 02139

Attn: Sekar Kathiresan, M.D.

Chief Executive Officer

617-603-0070

June 4, 2021

VIA EDGAR SUBMISSION AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Tracey McKoy
Mary Mast
David Gessert
Tim Buchmiller

Re:	Verve Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 28, 2021
File No. 333-256608

Ladies and Gentlemen:

On behalf of Verve Therapeutics, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 5 of the letter dated May 13, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-04675), originally submitted by the Company to the Commission on April 16, 2021. Such Confidential Draft Registration Statement has been updated by the Company as reflected in the Registration Statement referenced above (File No. 333-256608), which was publicly filed by the Company on May 28, 2021 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

June 4, 2021

For the convenience of the Staff, we are providing to the Staff copies of this letter by secure file transfer. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split of its common stock (the “Reverse Stock Split”). For purposes of this letter, we have presented all per share amounts without giving effect to the Reverse Stock Split to be consistent with the current presentation in the Registration Statement.

Determining the Fair Value of Common Stock Prior to the IPO

As disclosed in the Registration Statement, as there has been no public market for the Company’s common stock, the estimated fair value of the Company’s common stock has been approved by the Company’s board of directors (the “Board”), with input from management, as of the date of each grant, considering the Company’s most recently available independent third-party valuation of its common stock and the Board’s assessment of additional objective and subjective factors deemed relevant that may have changed from the date of the most recent valuation through the date of the grant.

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June 4, 2021

Valuation Methodologies

As disclosed in the Registration Statement, the independent third-party valuations of the Company’s common stock were determined in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As described in the section of the Registration Statement entitled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and significant judgments—Stock-based compensation” and as illustrated under “Common Stock Valuations and Stock Option Grants” below, the third-party valuations were prepared, where possible, using the Backsolve Method, which is a form of the Market Approach, and, specifically, the Subject Company Transaction Method. In the Backsolve Method, the value of the total equity was derived based on the price paid for the most recent transaction of preferred stock with outside investors in arm’s length transactions, adjusted for the presence of any tranche rights.

In the valuations, the Company’s common stock value was estimated using either the Option Pricing Method (“OPM”) or the Hybrid Method, which comprises the elements of both the Probability-Weighted Expected Return Method and the OPM. The OPM treats common securities and preferred securities as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution exceed the value of the preferred security liquidation preference at the time of the liquidity event, such as a strategic sale or a merger. The Hybrid Method estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within at least one of the scenarios. The Hybrid Method used to estimate the fair value of the Company’s common stock considered a sale and an IPO scenario, in which the shares of convertible preferred stock are assumed to mandatorily convert into common stock. In the IPO scenario, the preferred stock was treated on an as-if-converted basis, while the optionality of any outstanding options was modeled using the OPM framework to properly account for the strike prices of the options. The value indications from the sale and IPO scenarios were probability weighted and discounted by the discount for lack of marketability commensurate with the time to exit in order to arrive at an indication of value for the common stock.

The additional objective and subjective factors considered by the Board in determining the fair value of the Company’s common stock included the following, and, if the grant date as of which fair value was being determined was a date later than the date of the most recent independent third-party valuation of the Company’s common stock, the Board considered changes in such factors from the date of the most recent such valuation through the grant date:

•

the prices of the Company’s preferred stock sold to outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of the Company’s preferred stock as compared to those of the Company’s common stock, including the liquidation preferences of the Company’s preferred stock;

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June 4, 2021

•	the progress of the Company’s research and development efforts, including the status of preclinical studies for the Company’s product candidate;

•	the lack of liquidity of the Company’s equity as a private company;

•	the Company’s stage of development and business strategy and the material risks related to its business and industry;

•	the valuation of publicly traded companies in the life sciences, biotechnology and gene editing sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

Common Stock Valuations and Stock Option Grants

The following table summarizes the types of awards granted since January 1, 2020 and includes for each grant date the per share exercise price of options, the per share fair value of the common stock on the grant date, the number of shares underlying each grant and the per share estimated value of awards on the grant date.

Securities and Exchange Commission

June 4, 2021

Grant date	Type of award	Per share exercise price of options	Per share fair value of common stock on grant date		Number of shares underlying grant	Per share estimated value of award on grant date
September 16, 2020	Stock Options	$0.31	$0.37	(1)	17,165,652	$0.27
December 9, 2020	Stock Options	$0.31	$0.89	(1)	1,035,000	$0.75
February 12, 2021	Stock Options	$0.89	$0.89		10,667,500	$0.64
February 19, 2021	Stock Options	$0.89	$0.89		2,100,000	$0.64
April 1, 2021	Stock Options	$0.97	$0.97		3,525,000	$0.69

					34,493,152

(1)

The Company performed a retrospective fair value assessment and concluded that the fair value of the common stock underlying stock options that the Company granted for the dates noted in this table should be adjusted for accounting purposes. This reassessed value was based, in part, upon third-party valuations of the Company’s common stock prepared on a retrospective basis and used for certain grant dates as indicated in the table above. These third-party valuations were prepared using a hybrid approach, which considered an IPO scenario and sale scenario to determine the Company’s enterprise value.

September 16, 2020 Option Grants

On September 16, 2020, the Company granted options to purchase an aggregate of 17,265,652 shares of common stock at an exercise price of $0.31 per share. The Board determined that the fair value per share at the time of the grants was $0.31 based on a number of factors, including a third-party valuation report that indicated a fair value of the common stock of $0.31 per share as of June 30, 2020.

In preparing for the issuance of its financial statements for the year ended December 31, 2020, the Company performed a retrospective fair value assessment of its common stock as of June 30, 2020 and, in April 2021, received a third-party valuation report of its common stock as of June 30, 2020, which indicated a fair value of $0.37 per share (the “Retrospective June 2020 Valuation”). The Company determined retrospectively that, for accounting purposes, the fair value of the Company’s common stock was $0.37 per share as of the September 16, 2020 grant date based on the results of the Retrospective June 2020 Valuation, input from management, and the following factors for which the Company observed no material changes between June 30, 2020 and the September 16, 2020 grant date: management composition, workforce and workforce skills, strategic relationships with licensing institutions (including in-licensed

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June 4, 2021

proprietary technologies), progress of the Company’s preclinical studies, and the state of the biotech industry and economy. In addition, the Company did not enter into any arm’s length transactions pursuant to which it issued equity between June 30, 2020 and the September 16, 2020 grant date. The Company utilized this fair value of common stock from the retrospective analysis to calculate stock-based compensation expense for the awards granted on September 16, 2020.

The Retrospective June 2020 Valuation was prepared taking into account the Company’s progress, including the sale of Series A-2 convertible preferred stock on April 10, 2020 and June 4, 2020 at $0.8041 per share to new and existing investors in arm’s length transactions. The Retrospective June 2020 Valuation utilized a hybrid method to determine the value of the Company’s common stock. The hybrid method contemplated two scenarios: (i) an IPO of the Company’s common stock and (ii) the sale of the Company, with an IPO being weighted at 10% and an estimated time to liquidity of 2.0 years and a Company sale being weighted at 90% and an estimated time to liquidity of 1.0 year. The IPO scenario estimated the total equity value of the Company to be $179.6 million, which implied a fair value of $0.80 per share. The Company sale scenario estimated the total equity value of the Company to be $161.0 million, which implied a fair value of $0.54 per share. The Retrospective June 2020 Valuation then applied a discount for lack of marketability of 35% under both the IPO scenario and the Company sale scenario. These assumptions resulted in a valuation of the Company’s common stock of $0.37 per share.

December 9, 2020 Option Grant

On December 9, 2020, the Company granted an option to purchase 1,035,000 shares of common stock at an exercise price of $0.31 per share. The Board determined that the fair value per share at the time of the grant was $0.31 based on a number of factors, including a third-party valuation report that indicated a fair value of the common stock of $0.31 per share as of June 30, 2020.

In March 2021, the Company received a third-party valuation report of the Company’s common stock as of January 14, 2021 that indicated a fair value of $0.89 per share (the “January 2021 Valuation”). The January 2021 Valuation was prepared taking into account the Company’s progress, including the sale of Series B convertible preferred stock in January 2021 at $1.2182 per share to new and existing investors in arm’s length transactions, and its prospects for a potential IPO.

Securities and Exchange Commission

June 4, 2021

In preparing for the issuance of its financial statements for the year ended December 31, 2020, the Company performed a retrospective fair value assessment of its common stock as of December 9, 2020. While the January 2021 Valuation was performed subsequent to the December 9, 2020 option grant, the Company determined retrospectively that, for accounting purposes, the fair value of the Company’s common stock was $0.89 per share as of the December 9, 2020 grant date. Specifically, in arriving at this determination, the Company considered the following factors when it conducted the retrospective analysis for accounting purposes:

•	By early December 2020, the Company had identified a lead development candidate (VERVE-101) based on the data from preclinical studies completed in October, November and December of 2020.

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The median stock prices for the holdings of the ARK Genomic Revolution Exchange Traded Fund (“ARKG ETF”) increased by approximately 25% between the September 16, 2020 and December 9, 2020 grant dates. In performing the retrospective analysis, the Company viewed the ARKG ETF as a proxy for understanding whether there were material changes in the valuation of gene editing companies, as the companies held in the ARKG ETF include those that may develop, produce or enable gene editing technologies. In addition, the stock prices of a more targeted group of companies focused on gene editing included within the ARKG ETF realized a median increase of 92% during this same time period. By comparison, the stock prices of this same more targeted group of companies realized a median increase of 11% between June 30, 2020 and the September 16, 2020 grant date, while the median increase for all holdings of the ARKG ETF was 7.5% during the same time period.

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In response to the positive scientific and market data, the Company focused on completing an IPO during 2021 after its December 9, 2020 Board meeting. This focus resulted in updating the following assumptions in the January 2021 Valuation (as compared to the Retrospective June 2020 Valuation): (i) increase in the likelihood of the Company seeking an IPO from 10% to 70%, (ii) decrease in an estimated time to liquidity from 2.0 years to 0.46 years and (iii) a lower discount for lack of marketability of 15% in an IPO scenario. Changing these weightings had the effect of increasing the fair value of the Company’s common stock.

Securities and Exchange Commission

June 4, 2021

Based on these considerations, the Company determined that, for accounting purposes, it was appropriate to use the common stock valuation of $0.89 per share from the January 2021 Valuation for the December 9, 2020 option grant. The Company utilized this fair value of common stock from the retrospective analysis to calculate stock-based compensation expense for the award granted on December 9, 2020.

The January 2021 Valuation utilized a hybrid method to determine the value of the Company’s common stock. The hybrid method contemplated two scenarios: (i) an IPO of the Company’s common stock and (ii) the sale of the Company, with an IPO being weighted at 70% and an estimated time to liquidity of 0.46 years and a Company sale being weighted at 30% and an estimated time to liquidity of 0.46 years. The IPO scenario estimated the total equity value of the Company to be $388.2 million, which implied a fair value of $1.22 per share. The Company sale scenario estimated the total equity value of the Company to be $312.9 million, which implied a fair value of $0.73 per share. The January 2021 Valuation then applied a discount for lack of marketability of 15% and 25% for the IPO scenario and the Company sale scenario, respectively. These assumptions resulted in a valuation of the Company’s common stock of $0.89 per share.

February 12, 2021 and February 19, 2021 Option Grants

For the period from the January 2021 Valuation through both the February 12, 2021 and February 19, 2021 option grants, the Board determined there were no internal or external developments since the January 2021 Valuation that warranted a change in the estimated fair value of the Company’s common stock. Management’s forecasted operating results remained substantially unchanged from the January 2021 Valuation date through February 2021. In addition, given the fact that no additional capital raising transactions had occurred and the lack of certainty of any future financing event, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from the January 2021 Valuation to the grants made on February 12, 2021 and February 19, 2021. As a result, the Board determined that the fair market value of the Company’s common stock was $0.89 per share as of February 12, 2021 and February 19, 2021.

April 1, 2021 Option Grants

The Company received a third-party valuation report of the Company’s common stock as of March 30, 2021 that indicated a fair value at $0.97 per share (the “March 2021 Valuation”). The Board determined that the fair value of the Company’s common stock was also $0.97 per share as of the April 1, 2021 grant date based on the results of the March 2021 Valuation, input from management, and the objective and subjective factors that it believed were relevant, including the following:

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The Company made continued progress toward achieving an IPO, including the fact that the Company had held an organizational meeting for its IPO on February 25, 2021 and engaged underwriters for the IPO. As such, the Company increased the likelihood of the Company seeking an IPO from 70% to 75%.

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June 4, 2021

•	The Company remained on track with the development of VERVE-101.

•	No additional capital raising activities occurred since the January 2021 Series B convertible preferred stock financing.

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The stock prices of the companies in the ARKG ETF declined 23% between January 14, 2021 and the April 1, 2021 grant date, which suggested that the value of gene editing companies had not increased since the January 2021 Valuation.

The March 2021 Valuation utilized a hybrid method to determine the value of the Company’s common stock. The hybrid method contemplated two scenarios: (i) an IPO of the Company’s common stock and (ii) the sale of the Company, with an IPO being weighted at 75% and an estimated time to liquidity of 0.16 years and a Company sale being weighted at 25% and an estimated time to liquidity of 0.16 years. The IPO scenario estimated the total equity value of the Company to be $388.2 million, which implied a fair value of $1.21 per share. The Company sale scenario estimated the total equity value of the Company to be $312.9 million, which implied a fair value of $0.78 per share. The March 2021 Valuation then applied a discount for lack of marketability of 10% and 20% for the IPO scenario and the Company sale scenario, respectively (compared to 15% and 25%, respectively, for the January 2021 Valuation). These assumptions resulted in a valuation of the Company’s common stock of $0.97 per share.

Preliminary IPO Price Range

Rule 83 Confidential Treatment Request by Verve Therapeutics, Inc.

Request #1

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Board and reflecting input from the lead underwriters (the “Underwriters”) for the IPO, if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[**] to $[**] per share (the “Preliminary IPO Price Range”), before giving effect to the Reverse Stock Split that the Company intends to implement prior to

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June 4, 2021

the effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Verve Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Sekar Kathiresan, M.D., Chief Executive Officer, Verve Therapeutics, Inc., 500 Technology Square, Suite 901, Cambridge, Massachusetts 02139, telephone 617-603-0070, before it permits any disclosure of the double-underlined and highlighted information in Request #1.

Comparison of Most Recent Valuation and the Preliminary IPO Price Range

As is typical in initial public offerings, the Preliminary IPO Price Range for the IPO was not derived using a formal determination of estimated fair value but was determined based on discussions between the Company and the Underwriters. Prior to June 3, 2021, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for comparable biopharmaceutical companies;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

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June 4, 2021

•	an assumption that there would be a receptive public trading market for pre-commercial, preclinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for shares of the Company’s common stock to support an offering of the size contemplated by the Company.

Rule 83 Confidential Treatment Request by Verve Therapeutics, Inc.

Request #2

The Company believes that the difference between the fair value of its common stock as of April 1, 2021 of $0.97 per share and the Preliminary IPO Price Range of $[**] to $[**] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to April 1, 2021:

Verve Therapeutics, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Sekar Kathiresan, M.D., Chief Executive Officer, Verve Therapeutics, Inc., 500 Technology Square, Suite 901, Cambridge, Massachusetts 02139, telephone 617-603-0070, before it permits any disclosure of the double-underlined and highlighted information in Request #2.

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On May 19, 2021, the Company publicly announced the publication of proof-of-concept data in the journal Nature in which the Company observed potent and durable lowering of both blood PCSK9 protein and low-density lipoprotein cholesterol (“LDL-C”) levels in non-human primates. These data showed durability out to 10 months at the most recent analysis. By comparison, the Company had publicly announced on January 12, 2021 new data supporting lowering of both PCSK9 protein and LDL-C levels during a six-month time period. The Company received positive feedback on this 10-month data in testing-the-waters meetings with prospective investors.

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The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s April 1, 2021 valuation of common stock, which considered other potential liquidity events, which would have resulted in lower value of its common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the March 2021 Valuation would have been $1.21 per share (before giving effect to any discount for lack of marketability).

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June 4, 2021

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

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The Preliminary IPO Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock into common stock. The Company’s preferred stock currently has economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	The successful completion of the IPO would strengthen the Company’s balance sheet and provide access to additional public equity going forward.

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In the public markets, the Company believes there are investors who may apply more qualitative and subjective valuation criteria to certain of its clinical assets than the valuation methods applied in the Company’s valuations, although there can be no assurance that this will in fact be the case. As a private company, the Company used a more quantitative methodology to determine the fair value of its common stock and this methodology differs from the methodology used to determine the Preliminary IPO Price Range. The Preliminary IPO Price Range was not derived using a formal determination of fair value, but rather was determined by the estimated price range that the Company expects it will determine in consultation with the Underwriters.

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Market performance of the ARKG ETF and targeted peer companies within the ARKG ETF subsequent to the March 2021 Valuation. While current stock prices are relatively consistent with stock prices at the March 2021 Valuation, market performance in the biotech sector, and more specifically, within gene editing companies, remains strong.

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Since April 1, 2021, the Company has taken several steps towards the completion of an IPO, including holding several testing-the-waters meetings with potential investors, at which the Company received positive feedback from potential investors, and publicly filing the Registration Statement with the Commission on May 28, 2021. Each of these steps has increased the probability that the Company will complete an IPO.

Securities and Exchange Commission

June 4, 2021

The Company respectfully submits that the difference between the latest valuation of the Company’s common stock and the Preliminary IPO Price Range is reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the Staff either destroy or return to the undersigned this Letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this Letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Sekar Kathiresan, M.D., Verve Therapeutics, Inc.
Andrew Ashe, J.D., Verve Therapeutics, Inc.
Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

Timothy J. Kulis, Wilmer Cutler Pickering Hale and Dorr LLP

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549